Mail Stop 3561

May 3, 2007

Mr. Deren Z. Smith
President & CEO
Source Direct Holdings, Inc.
4323 Commerce Circle
Idaho Falls, Idaho 83401

> **Re:** **Source Direct Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 16, 2006**
> **File No. 333-69414**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note B – Issuance of Common Shares and Warrants, F-14

1.   We note on several occasions during the past fiscal year you issued shares, warrants or a combination of the two securities for services and recorded a prepaid expense. For <u>each transaction</u> that involves services to be provided, tell

us about any vesting provisions of the securities issued. To the extent that there are no vesting provisions related to the securities issued, tell us why you believe recording a prepaid expense for the services is appropriate. In your response, discuss how you considered the provisions of EITF 96-18 and 00-18. Revise your financial statements and disclosures as appropriate.

Form 10-QSB for the Quarter Ended September 30, 2006

Financial Statements

Statement of Operations, page 4

2.   It appears you have recorded a gain of $175,148 from the sale-leaseback of your building. Tell us how your accounting treatment (i.e. immediate gain recognition) complies with the guidance in SFAS 13, as amended. Please advise or revise.

Exchange Act Reports

3.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

4.   With respect to your disclosures in Forms 10-QSB for the quarters ended September 30, 2006 and December 31, 2006, we note that your disclosures do not comply with Item 307 of Regulation S-B in the following respects:
- We note your officers concluded that your "disclosure controls and procedures were effective to provide reasonable assurance" that information is properly disclosed in your Exchange Act reports. Given this "reasonable assurance" qualification, your disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are <u>designed</u> to provide reasonable assurance. Alternatively, the reference to the level of assurance of both the design and effectiveness of your disclosure controls and procedures should be removed.
- Your conclusion should clearly state that your disclosure controls and procedures are either *effective* or *ineffective*, not of limited effectiveness.
Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies